

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Robert Silzer
Chief Executive Officer
DSG Global Inc.
312 – 2630 Croydon Drive
Surrey, British Columbia, V3Z 6T3, Canada

  Re: DSG Global Inc.
    Registration Statement on Form S-1
    Filed January 29, 2021
    File No. 333-252541

Dear Mr. Silzer:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Your securities purchase agreement with GHS Investments contemplates a number of "additional closings." These "additional closings," per Sections 2.3(c)(iii)-(v) of the agreement, appear to be conditioned on the market price of your common stock being above a certain price. Additionally, the amount of preferred stock GHS Investments is required to purchase appears to depend on the recent trading volume of your common stock. In light of these closing conditions, please remove the shares underlying the preferred stock to be issued in the "additional closings" from this registration statement as GHS Investments does not appear to be irrevocably bound to purchase a set number of securities for a set purchase price. For guidance, consider Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations.

2.   Please revise to disclose the subscription amount of your securities purchase agreement with GHS Investments.

Executive and Director Compensation, page 57

3.   Please revise to provide your executive compensation disclosure for the fiscal year ended December 31, 2020.

Exhibits

4.   Please file your Series F preferred stock certificate of designation as an exhibit.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Chase Chandler, Esq.